At a meeting on March 6, 2008 stockholders approved the elimination of a fundamental investment policy requiring the Fund to invest at least 65%, of its assets in equity securities of China companies, where China means the Peoples Republic of China, including Hong Kong. Investments in China companies are defined as investments in equity securities (i) of companies for which the principal securities trading market is in China, (ii) of companies for which the principal securities trading market is outside of China, or constituting direct equity investments in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have at least 50% of their assets, in China or (iii) constituting
direct equity investments in companies organized in China.    Effective
March 6, 2008, the Fund was subject only to a non-fundamental policy requiring that at least 80% of the Funds assets would be invested in China and Taiwan companies.